June 11, 2025

Jamie Miller
Chief Financial Officer
PayPal Holdings, Inc.
2211 North First Street
San Jose, California 95131

       Re: PayPal Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           Filed February 4, 2025
           File No. 001-36859
Dear Jamie Miller:

       We have reviewed your May 16, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 5,
2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2024
MD&A
Net Revenue Analysis, page 36

1. Regarding your disclosure of total payment volume (TPV) metrics in quarterly earnings presentations, you state in response to prior comment 1 TPV does not directly relate to transaction revenues as TPV includes payment transactions processed on our payments platform that do not earn revenue. However, in MD&A you typically attribute changes in revenues to changes in TPV. Please advise or revise your MD&A disclosure accordingly.
 June 11, 2025
Page 2

Notes to Consolidated Financial Statements
Note 2 - Revenue
Disaggregation of Revenue, page 76

2. We note your response to prior comment 1. Please tell us whether your CODM regularly reviews transaction revenue by product when evaluating the financial performance of your operating/reporting segment. If so, please tell us how you considered ASC 606-10-55-90b. If not, tell us how the CODM makes performance or resource allocation decisions within the segment.
3. In your response to prior comment 1 you state you may provide product-specific revenue information when useful to explain consolidated results (e.g., the Xoom negative revenue trend in Q1 2024). In addition to the previously cited example, we note the following:

             In your Q1 2025 earnings release you cite progress across branded checkout, PSP, omnichannel, and Venmo as contributing to your results,
             In prepared remarks during the related earnings call, you cite 20% revenue growth for Venmo,
             On slide 8 of the earnings presentation, you cite growth in branded checkout and
           Venmo offsetting lower Braintree revenue,
             In your Q1 2025 Form 10-Q, you quantify the change in Braintree revenue (-
           $200m) and Venmo/PayPal revenue (+$170m), and
             In your 2024 Form 10-K, you quantify the change in Braintree revenue ($+1.3b), core PayPal (+$0.5b), and Venmo (+$0.2b).

       While you have not provided this information for all products on a consistent basis nor provided actual revenue amounts, you have nonetheless disclosed transaction product-specific revenue information outside the financial statements and determined it useful in explaining results, which under ASC 606-10-55-90a is a factor that must be considered when selecting disaggregation categories. Please advise.

       Regarding the above referenced Xoom negative revenue trend in Q1 2024 and the decline in Braintree revenue and increase in Venmo/PayPal revenue in Q1 2025, please explain to us why you believe these are not examples of transaction revenue products being differently affected by economic factors and, therefore, subject to different uncertainty than other products comprising transaction revenue. Refer to
       ASC 606-10-50-5.
 June 11, 2025
Page 3

       Please contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Brian Yamasaki